Exhibit 21

Subsidiaries of Realbiz Media Group, Inc.

The following are the significant subsidiaries of Realbiz Media Group, Inc.:

State of Incorporation
Webdigs, LLC	Minnesota

The MLSDirect, Inc.	Delaware

Iggyshouse.com, Inc.	Delaware

Realty International, Inc.	Delaware

Realbiz360, Inc.	Delaware

Realbiz Holdings Inc.	Canada

Realbiz 360 Enterprise Inc.	Canada